AxonPrime Infrastructure Acquisition Corporation
126 E 56th St., 30th Floor
New York, New York 10022

August 10, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jennifer Gowetski and Pamela Long

Re:	AxonPrime Infrastructure Acquisition Corporation Registration Statement on Form S-1 File No. 333-257777 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, AxonPrime Infrastructure Acquisition Corporation (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on August 12, 2021, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable, or at such other time as the Registrant or its outside counsel, Hogan Lovells US LLP, may request by telephone that such Registration Statement be declared effective.

Please direct any questions or comments concerning this request to Richard Aftanas of Hogan Lovells US LLP at (212) 918-3267, or, in his absence, David Russo at (202) 637-3645, and please notify him when this request for acceleration has been granted.

[Signature page follows]

Very truly yours,

AxonPrime Infrastructure Acquisition Corporation

By:	/s/ Jon Layman
Name:	Jon Layman
Title:	Chief Financial Officer and Chief Operating Officer